As filed with the Securities and Exchange Commission on October 17, 2003

Registration No. 333-108843

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MICROSOFT CORPORATION

(Exact name of registrant as specified in its charter)

Washington	91-1144442
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

One Microsoft Way

Redmond, Washington 98052-6399

(425) 882-8080

(Address, including zip code, and telephone

number including area code, of registrant’s principal

executive office)

John A. Seethoff

Deputy General Counsel, Finance and Operations

One Microsoft Way

Redmond, Washington 98052-6399

(425) 882-8080

(Name, address, including zip code and telephone number,

including area code, of agent for service)

Copies of all communications to:

Richard B. Dodd	Richard J. Sandler
Preston Gates & Ellis LLP	Davis Polk & Wardwell
925 Fourth Avenue, Suite 2900	450 Lexington Avenue
Seattle, Washington 98104-1158	New York, New York 10017
(206) 623-7580	(212) 450-4000

Approximate date of commencement of proposed sale to the public:    from time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 17, 2003

PROSPECTUS

Up To 635,000,000 Shares

Common Stock

This prospectus covers sales of up to 635,000,000 shares of our common stock that may be offered and sold from time to time by J.P. Morgan Securities Inc. in connection with a Stock Option Transfer Program established by Microsoft and JP Morgan Chase Bank (“JP Morgan”) and described in this prospectus under the headings “Background and purpose of the sales covered by this prospectus and related transactions” and “Plan of distribution.” These sales may involve the sale of shares borrowed by J.P. Morgan Securities Inc. from third parties. While we will not receive any of the proceeds from the sale of the common stock, we will receive proceeds under the related Stock Option Transfer Program.

The common stock is traded on the Nasdaq Stock Market under the symbol MSFT. The average of the high and low prices of the common stock as reported on the Nasdaq Stock Market on October 17, 2003 was $29.045 per share of common stock.

The shares of common stock may be offered from time to time for sale in transactions, including block-sales, in the over-the-counter market, in negotiated transactions or otherwise. The shares will be sold at market prices prevailing at the time of sale or at prices otherwise negotiated.

An investment in our common stock involves risks. See the section entitled “ Risk factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JPMorgan

Sole Bookrunner, Global Coordinator and Structuring Agent

The date of this prospectus is             , 2003.

About this prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf process, J.P. Morgan Securities Inc. may sell up to a total of 635,000,000 shares of our common stock in the manner described in this prospectus. This prospectus provides you with a description of the securities to be sold. We may also provide a prospectus supplement that may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where you can find more information.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information. You should not assume that the information contained in or incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents. The terms “Microsoft,” “we,” “us,” and “our” refer to Microsoft Corporation.

The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

Special note regarding forward-looking information

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks” and “estimates” and similar expressions identify forward-looking statements. Statements in this prospectus that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as:

•	entry into markets with vigorous competition, market acceptance of new products and services, continued acceptance of existing products and services, changes in licensing programs, product price discounts, delays in product development and related product release schedules, and reliance on sole source suppliers for key components of Xbox that could result in component shortages and delays in product delivery, any of which may cause revenues and income to fall short of anticipated levels;

•	obsolete inventory or product returns by distributors, resellers and retailers;

•	warranty and other claims on hardware products such as Xbox;

•	changes in the rate of PC shipments;

•	technological shifts;

•	the support of third party software developers for new or existing platforms;

•	the availability of competitive products or services such as the Linux operating system at prices below our prices or for no charge;

•	the ability to have access to MSN service distribution channels that are controlled by third parties;

•	the risk of unanticipated increased costs for network services;

•	the continued ability to protect the company’s intellectual property rights;

•	the ability to obtain on acceptable terms the right to incorporate in the company’s products and services technology patented by others;

•	changes in product and service mix;

•	maturing product life cycles;

•	product sale terms and conditions;

•	our ability to efficiently integrate acquired businesses such as Navision a/s;

•	implementation of operating cost structures that align with revenue growth;

•	the financial condition of our customers and vendors;

•	variations in equity compensation expenses under Financial Accounting Standards Board Statement No. 123, which will fluctuate based on factors such as the actual number of stock awards issued and the market value of the awards on the dates of grant;

•	unavailability of insurance;

•	uninsured losses;

•	adverse results in litigation;

•	the effects of terrorist activity and armed conflict such as disruptions in general economic activity and changes in our operations and security arrangements;

•	continued softness in corporate information technology spending or other changes in general economic conditions that affect demand for computer hardware or software;

•	currency fluctuations;

•	trade sanctions or changes to U.S. tax law resulting from the World Trade Organization decision with respect to the extraterritorial income provisions of U.S. tax law; and

•	financial market volatility or other changes affecting the value of our investments that may result in a reduction in carrying value and recognition of losses including impairment charges.

The company

Microsoft Corporation was founded as a partnership in 1975 and incorporated in 1981. Our mission is to enable people and businesses throughout the world to realize their full potential, and our vision is empowering people through great software—any time, any place, and on any device. We develop, manufacture, license, and support a wide range of software products for a multitude of computing devices. Our software products include scalable operating systems for servers, personal computers (PCs), and intelligent devices; server applications for client/server environments; information worker productivity applications; business solutions applications; and software development tools. We provide consulting services and product support services and we train and certify system integrators and developers. We sell the Xbox video game console, along with games and peripherals. Our online businesses include MSN subscriptions and the MSN network of Internet products and services.

Microsoft also researches and develops advanced technologies for future software products. A significant portion of our focus is on our .NET architecture. Using common industry standards based on Extensible Markup Language (XML), a universal language for describing and exchanging data, our goal is to enable seamless sharing of information across many platforms and programming languages, and over the Internet, with XML Web services. In addition, we have embarked on a long-term initiative called Trustworthy Computing that aims to bring an enhanced level of security, privacy, reliability, and business integrity to computer systems.

Microsoft is organized as a Washington corporation with its principal executive offices located at One Microsoft Way, Redmond, Washington 98052-6399. Our telephone number is (425) 882-8080 and our email address is msft@microsoft.com.

Risk factors

An investment in our common stock involves a high degree of risk. You should consider the following factors carefully before deciding to purchase shares of our common stock. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

You should also review our disclosure under the heading “Special note regarding forward-looking information” for additional risks and uncertainties that could cause our actual results to differ materially from those anticipated.

Challenges to our business model may adversely affect our business.

As a result of challenges to our business model, sales of our products may decline, we may have to reduce the prices we charge for our products, and our revenues and operating margins may consequently decline. Since our inception, our business model has been based upon customers agreeing to pay a fee to license software developed and distributed by us. Under this commercial software model, software developers bear the costs of converting original ideas into software products through investments in research and development, offsetting these costs with the revenues received from the distribution of their products. We believe the commercial software model has had substantial benefits for users of software, allowing them to rely on our expertise and the expertise of other software developers that have powerful incentives to develop innovative software that is useful, reliable, and compatible with other software and hardware. In recent years, there has been a growing challenge to the commercial software model, often referred to as the Open Source model. Under the Open Source model, software is produced by loosely associated groups of unpaid programmers, and the resulting software and the intellectual property contained therein is licensed to end users at substantially no cost. The most notable example of Open Source software is the Linux operating system. While we believe that our products provide customers with significant advantages in security and productivity, and generally have a lower total cost of ownership than Open Source software, the popularization of the Open Source model continues to pose a significant challenge to our business model, including recent efforts by proponents of the Open Source model to convince governments worldwide to mandate the use of Open Source software in their purchase and deployment of software products. To the extent the Open Source model gains increasing market acceptance, sales of our products may decline, we may have to reduce the prices we charge for our products, and revenues and operating margins may consequently decline.

Lack of compliance by others with existing legal protections or reductions in the legal protection for intellectual property rights of software developers could adversely affect our revenue.

We defend our intellectual property rights, but unlicensed copying and use of software and intellectual property rights represents a loss of revenue to us. While this adversely affects U.S. revenue, the impact on revenue from outside the United States is more significant, particularly in countries where laws are less protective of intellectual property rights. Throughout the world, we actively educate consumers about the benefits of licensing genuine products and educate lawmakers about the advantages of a business climate where intellectual property rights are protected. However, continued educational and enforcement efforts may not affect revenue positively and further deterioration in compliance with existing legal protections or reductions in the legal protection for intellectual property rights of software developers could adversely affect revenue.

Claims from others that we infringe their intellectual property rights may adversely affect our operations.

From time to time we receive notices from others claiming we infringe their intellectual property rights. The number of these claims may grow. Responding to these claims may require us to enter into royalty and licensing agreements on unfavorable terms, require us to stop selling or to redesign affected products, or require us to pay damages or to satisfy indemnification commitments with our customers.

We have made and expect to continue making significant expenditures to acquire the use of technology and intellectual property rights, including via cross-licenses of broad patent portfolios.

Our new products, services and technologies may never be profitable.

We have made significant investments in research, development and marketing for new products, services and technologies, including Microsoft .NET, Xbox, business applications, MSN, mobile and wireless technologies, and television. Significant revenue from new product and service investments may not be achieved for a number of years, if at all. Moreover, these products and services may never be profitable, and even if they are profitable, operating margins for these businesses are not expected to be as high as the margins we have historically experienced.

We are subject to a variety of claims and lawsuits and it is possible that one or more of these matters could be resolved in a manner that ultimately would have a material adverse impact on our business, and could negatively impact our revenues, operating margins, and net income.

We are subject to a variety of claims and lawsuits, as described in Note 20—Contingencies of the Notes to Financial Statements included in our Form 10-K for the year ended June 30, 2003 and in other filings we make with the SEC. Adverse outcomes in some or all of the pending cases may result in significant monetary damages or injunctive relief against us. We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. While management currently believes that resolving all of these matters, individually or in aggregate, will not have a material adverse impact on our financial position or our results of operations, the litigation and other claims noted above are subject to inherent uncertainties and management’s view of these matters may change in the future. If an unfavorable final outcome occurs, there exists the possibility of a material adverse impact on our financial position and the results of operations for the period in which the effect becomes reasonably estimable.

Actual or perceived security vulnerabilities in our products could adversely affect our revenues.

Maintaining the security of computers and computer networks is an issue of critical importance for Microsoft and our customers. There are individuals and groups who develop and deploy viruses, worms and other malicious software programs that attack our products. While this is an industry-wide phenomenon that affects computers across all platforms, Microsoft’s customers have been victims of such attacks and will likely continue to be so. Microsoft is devoting significant resources to addressing these critical issues. We are focusing our efforts on engineering more secure products, optimizing security and reliability options and settings when we deliver products, and providing guidance to help our customers make the best use of our products and services to protect against computer viruses and other attacks on their computing environment. In addition, we are working to improve the deployment of software patches to address security vulnerabilities discovered after our products are released. We are also investing in mitigation technologies that secure customers from attacks even when such software patches are not deployed. We are also advising customers on how to help protect themselves from security threats through the use of our online automated security tools, our published security guidance and the deployment of security software such as firewalls, antivirus and other security software. Despite these efforts, actual or perceived security vulnerabilities in our products could lead some customers to seek to return products, to reduce or delay future purchases or to purchase competitive products. Customers may also increase their expenditures on protecting their computer systems from attack, which could delay adoption of new technologies. Any of these actions by customers could adversely affect our revenues.

Our revenue will be adversely affected by declines in demand for software.

If overall market demand for PCs, servers and other computing devices declines significantly, or consumer or corporate spending for such products declines, our revenue will be adversely affected. Additionally, our revenues would be unfavorably impacted if customers reduce their purchases of new software products or upgrades to existing products because new product offerings are not perceived as adding significant new functionality or other value to prospective purchasers. A significant number of customers purchased license agreements providing upgrade rights to specific licensed products prior to the transition to Licensing 6.0 in July 2002. These agreements will expire in 2004 and 2005 and the rate at which such customers renew these contracts could adversely affect future revenues. We are also committing significant investments in the next release of the Windows operating system, codenamed Longhorn. If this system is not perceived as offering significant new functionality or value to prospective purchasers, our revenues and operating margins could be adversely affected.

Significant delays in new product releases or significant problems in creating new products could adversely affect our revenues.

The development of software products is a complex and time-consuming process. New products and enhancements to existing products can require long development and testing periods. Significant delays in new product releases or significant problems in creating new products, particularly any delays in the Longhorn operating system, could adversely affect our revenues.

Economic conditions in our markets may result in reduced product sales and lower revenue growth.

Continued softness in corporate information technology spending or other changes in general economic conditions that affect demand for computer hardware or software could adversely affect our revenues. Terrorist activity and armed conflict pose the additional risk of general economic disruption and could require changes in our international operations and security arrangements, thus increasing our operating costs. These conditions lend additional uncertainty to the timing and budget for technology investment decisions by our customers.

Because of increasing competition in the PC industry, we may experience reduced product sales and lower revenue growth.

We continue to experience intense competition across all markets for our products and services. These competitive pressures may result in decreased sales volumes, price reductions, and/or increased operating costs, such as for marketing and sales incentives, resulting in lower revenues, gross margins and operating income.

The loss of certain tax benefits or assessment of additional taxes could have a significant negative impact on us.

In August 2001, a World Trade Organization (“WTO”) dispute panel determined that the tax provisions of the FSC Repeal and Extraterritorial Income Exclusion Act of 2000 (“ETI”) constitute an export subsidy prohibited by the WTO Agreement on Subsidies and Countervailing Measures. The U.S. government appealed the panel’s decision and lost its appeal. If the ETI provisions are repealed and financially comparable replacement tax legislation is not enacted, the loss of the ETI tax benefit to us could be significant.

We are subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are regularly under audit by tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and accruals. Should additional taxes be assessed as a result of an audit or litigation, a material effect on our income tax provision and net income in the period or periods for which that determination is made could result.

Our third party and captive insurance arrangements have limits, and the potential liabilities with certain risks we face could exceed our insurance coverage.

In addition to conventional third party insurance arrangements, we have entered into captive insurance arrangements for the purpose of protecting against possible catastrophic impact and other risks not covered by traditional insurance markets. As of June 30, 2003, potential coverage available under captive insurance arrangements was $1.0 billion, subject to deductibles, exclusions, and other restrictions. While we believe these arrangements are an effective way to insure against such risks, the potential liabilities associated with certain risks discussed in this section could exceed the coverage provided by such arrangements.

Other issues and uncertainties may affect our business.

Other issues and uncertainties that could have a negative effect on our business and results of operations include:

•	warranty and other claims for hardware products such as Xbox;

•	the effects of the Consent Decree in U.S. v. Microsoft and Final Judgment in State of New York v. Microsoft on the Windows operating system and server business, including those associated with protocol and other disclosures required by the Decree and Final Judgment and the ability of PC manufacturers to hide end user access to certain new Windows features;

•	the continued availability of third party distribution channels for MSN service and other online services;

•	factors associated with our international operations; and

•	financial market volatility or other changes affecting the value of our investments, such as the Comcast Corporation securities held by us, that may result in a reduction in carrying value and recognition of losses including impairment charges.

Background and purpose of the sales covered by this prospectus and related transactions

Stock Option Transfer Program.

On October 15, 2003, we commenced a Stock Option Transfer Program pursuant to which our employees may generally transfer to JP Morgan certain employee stock options and stock appreciation rights (“SARs”). The period during which employees can elect to participate in the Stock Option Transfer Program, which we refer to as the “election period,” will extend at least twenty business days.

The price to be paid by JP Morgan for the transferred options will be determined by reference to the arithmetic average of the closing prices of our common stock on the Nasdaq National Market during a period that we refer to as the “averaging period,” which we anticipate will begin no later than the first available trading day following the second calendar day after the end of the election period and will end fifteen trading days later or on December 15, 2003, if earlier. The averaging period may vary if there are market disruption events or if this prospectus should be unavailable on scheduled averaging dates. If the Stock Option Transfer Program is terminated or if the averaging period consists of fewer than 15 days, we have agreed to reimburse JP Morgan for some or all of its losses incurred in connection with various market activities and JP Morgan has agreed to pay us some or all of its gains from such market activities.

The price to be paid by JP Morgan for the transferred options will be paid to us. We will initially pay to our employees who elect to participate in the Stock Option Transfer Program an amount equal to the greater of $20,000 (or their total payment if less) or 33.33 percent of the amount that JP Morgan is obligated to pay to us for the transferred options, which we intend to pay on or before Wednesday, December 31, 2003, net of any tax withholding and similar deductions, and we will pay the remaining amount in one or more additional payments, plus an interest equivalent, subject to each employee’s completion of a period of continued service. Employees who reside in certain foreign jurisdictions with laws that would impose unfavorable tax consequences on these employees will generally be paid the entire purchase price on or before December 31, 2003, net of any tax withholding and similar deductions. Except as otherwise required by local law, any payment made by JP Morgan to us for the transferred options that is not initially paid to employees who elect to participate in the Stock Option Transfer Program will become part of our general funds.

Terms of the options upon transfer to JP Morgan.

Options or SARs transferred to JP Morgan with expiration dates of more than 36 months from the end of the averaging period will be amended and restated by Microsoft to, among other things, have an expiration date of 36 months from the end of the averaging period for most options, and 24 months from the end of the averaging period for certain other options. In addition, we have agreed with JPMorgan to amend the terms of the options transferred to JPMorgan under the Stock Option Transfer Program from those under the employee stock option plans to those typically found in equity option transactions entered into between sophisticated financial counterparties at arm’s-length. Upon transfer, the options and SARs will be withdrawn from, and no longer be subject to, our compensatory benefit plans. The shares underlying transferred options and SARs will not be available for future grant under these plans and will be deregistered from Microsoft’s registration statements on Form S-8.

JP Morgan’s hedging and share borrowing.

J.P. Morgan Securities Inc. will sell shares of our common stock under this prospectus in part to hedge JP Morgan’s economic risk with respect to the Stock Option Transfer Program. Sales under this prospectus may involve “short sales” of our common stock, which means that J.P. Morgan Securities Inc. may not own the shares at the time of sale or settlement. J.P. Morgan Securities Inc. intends to borrow such shares from securities lenders for delivery to purchasers in this offering, and will pay customary fees to the lenders for this service. J.P. Morgan Securities Inc. may use shares obtained by JP Morgan or its affiliates upon exercise of options originally transferred to it under the Stock Option Transfer Program to return shares to the securities lenders.

None of the shares sold by J.P. Morgan Securities Inc. pursuant to this prospectus will be shares acquired from us.

Use of proceeds

While we will not receive any proceeds from the sale of the shares of common stock covered by this prospectus, we will be paid the purchase price of the options acquired by JP Morgan under the Stock Option Transfer Program. We will be obligated to make the payments described above to employees who transferred options.

Plan of distribution

In connection with the Stock Option Transfer Program, we have entered into a registration agreement with JP Morgan and J.P. Morgan Securities Inc., under which we have agreed to take certain steps (including, among other things, filing with the SEC the registration statement of which this prospectus is a part) in order to enable J.P. Morgan Securities Inc. to make sales of up to 635,000,000 shares of our common stock under this prospectus. The number of shares that J.P. Morgan Securities Inc. offers under this prospectus will be equal to the number of shares underlying all of the options and SARs that are transferred under the Stock Option Transfer Program. J.P. Morgan Securities Inc. and JP Morgan are each deemed to be an underwriter under Section 2(11) of the Securities Act of 1933, as amended, in connection with sales by J.P. Morgan Securities Inc. of shares of our common stock pursuant to this prospectus.

J.P. Morgan Securities Inc. is offering the shares under this prospectus in order to hedge the exposure of JP Morgan and its affiliates to the ownership of the options and otherwise in connection with the Stock Option Transfer Program. These sales may take place during the election and averaging periods described under “Background and purpose of the sales covered by this prospectus and related transactions” or after the end of the averaging period. During the averaging period, J.P. Morgan Securities Inc. expects to sell shares of our common stock pursuant to this prospectus to establish its desired hedge position. J.P. Morgan Securities Inc. expects to sell approximately equal numbers of shares on each day during the averaging period. These sales could have the effect of decreasing the market price of our common stock. During the election and averaging periods and after the end of the averaging period, J.P. Morgan Securities Inc. also expects to sell additional shares pursuant to this prospectus to comply with regulatory requirements. These additional shares, together with the shares J.P. Morgan Securities Inc. sells to establish its desired hedge position, will equal the total number of shares underlying all options that are transferred under the Stock Option Transfer Program. The sale of these additional shares will not be made to establish a hedge position. As a result, J.P. Morgan Securities Inc. expects to purchase a number of shares in secondary market transactions approximately equal to the number of these additional shares it sells, on the same days it sells additional shares, so that J.P. Morgan Securities Inc. and its affiliates will be in their desired hedge position after taking into account all such additional sales and corresponding purchases. The number of shares repurchased may be a significant percentage of the number of shares offered hereunder, and, depending on market factors and the terms of the transferred options, is likely to represent substantially more than half of the total number of shares sold.

During the averaging period and after the end of the averaging period, J.P. Morgan Securities Inc. may also buy or sell additional shares of our common stock or other securities or buy or sell options or futures contracts or enter into swaps or other derivative securities in order to adjust its hedge position with respect to the options that are transferred under the Stock Option Transfer Program. JP Morgan also may be active in the market for our common stock other than in connection with hedging activities in relation to the Stock Option Transfer Program. JP Morgan will make its own determination as to whether, when or in what manner any hedging or market activities in our securities will be conducted. Any of J.P. Morgan Securities Inc.’s market activities with respect to our common stock may affect the market price and volatility of our common stock.

J.P. Morgan Securities Inc. intends to offer the shares to the public from time to time for sale in transactions, including block sales, in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such market prices or at prices otherwise negotiated. In connection with the sale of the shares offered hereby, J.P. Morgan Securities Inc. may receive brokerage commissions from time to time. J.P. Morgan Securities Inc. may effect these transactions by selling shares to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from J.P. Morgan Securities Inc. and/or from purchasers of shares for whom the dealers may act as agents or to whom they may sell as principal.

We have agreed to indemnify J.P. Morgan Securities Inc., JP Morgan and their affiliates against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to amounts in respect of such liability.

We estimate that the total expenses for the offering payable by us will be approximately $2.1 million. J.P. Morgan Securities Inc. has agreed to reimburse us for certain expenses. J.P. Morgan Securities Inc. and its affiliates will bear their own expenses in connection with this offering.

From time to time in the ordinary course of their respective businesses, J.P. Morgan Securities Inc., JP Morgan, and their affiliates have engaged in and may in the future engage in investment or commercial banking transactions with us or our affiliates. Because more than 10% of the net proceeds of this offering will be paid to J.P. Morgan Securities Inc. or its affiliates, this offering is being conducted in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

Additional information related to the plan of distribution may be provided in one or more supplemental prospectuses. You should read this prospectus and any applicable supplemental prospectus supplement carefully before you invest.

Arrangements with JP Morgan

We have entered into the following agreements with JP Morgan or J.P. Morgan Securities Inc. that, in summary, relate to the role and activities of JP Morgan and J.P. Morgan Securities Inc. in connection with the Stock Option Transfer Program, including the advisory role of JP Morgan, J.P. Morgan Securities Inc.’s market activities in connection with the registration agreement as described under “Plan of distribution”, and the amendment of options transferred to JP Morgan under the Stock Option Transfer Program to conform them with the terms of stock options that are traded in the over-the-counter market.

•	Engagement Letter. We have entered into an engagement letter with J.P. Morgan Securities Inc. under which we have obtained financial advisory services from J.P. Morgan Securities Inc. in connection with structuring, analyzing and evaluating the Stock Option Transfer Program. In exchange for these services, we agreed to designate J.P. Morgan Securities Inc. as the exclusive counterparty in the Stock Option Transfer Program and to pay JP Morgan an amount of up to $15 million, to be paid as follows: (i) an engagement fee of $6 million, (ii) an execution fee of $4 million if more than 50% of the eligible options are transferred under the Stock Option Transfer Program, and (iii) a supplemental execution fee of $5 million if more than 75% of the eligible options are transferred under the Stock Option Transfer Program. We will not know the total amount to be paid to JP Morgan under the engagement letter until after the election period.

•	Program Agreement. We have entered into a Program Agreement with JP Morgan, under which we have established certain structural terms related to the Stock Option Transfer Program (excluding the terms of our payments to our employees). These structural terms include the pricing information, the length of the election period and averaging period, and the events that may result in an extension of the election period or termination of the Stock Option Transfer Program. In addition, we have agreed with JP Morgan to amend the terms of the options transferred to JP Morgan under the Stock Option Transfer Program from those under the employee stock option plans to those typically found in equity option transactions entered into between sophisticated financial counterparties at arm’s-length. We have agreed to indemnify JP Morgan for certain liabilities related to the Stock Option Transfer Program, including liabilities relating to our withdrawal or termination of the Stock Option Transfer Program or our failure to comply with the terms of the notice of Stock Option Transfer Program, liabilities under federal securities laws relating to the notice of Stock Option Transfer Program and certain other disclosure documents related to the Stock Option Transfer Program, and liabilities resulting from breaches of representations and warranties made by us to JP Morgan regarding the Stock Option Transfer Program. If the Stock Option Transfer Program is terminated or if the averaging period is composed of fewer than 15 days, we have also agreed to reimburse JP Morgan for some or all of its losses incurred in connection with various market activities and JP Morgan has agreed to pay us some or all of its gains from such market activities.

•	Registration Agreement. As discussed above under “Plan of distribution,” we have entered into a registration agreement with JP Morgan and J.P. Morgan Securities Inc. We have agreed to pay JPMorgan a fee of $0.02 for each of our shares sold by J.P. Morgan Securities Inc. pursuant to this prospectus, not in excess of shares underlying all options transferred to JP Morgan under the Stock Option Transfer Program. We will not know the total amount of this fee until after the end of the election period. J.P. Morgan Securities Inc. and its affiliates may also make a profit from its ownership of options and related hedging activities or in connection with the additional sales and purchases of our common stock described above.

Description of common stock

Holders of shares of our common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, and legally available from Microsoft’s assets. In addition, upon any liquidation of Microsoft, holders of our common stock are entitled to a pro rata share of all Microsoft assets available for distribution to shareholders. Each share of common stock is entitled to one vote on all matters voted on by the shareholders.

Holders of our common stock have no preemptive rights to acquire additional shares or securities convertible into our common stock. In addition, holders of our common stock do not have the right to cumulate votes in the election of directors.

Legal matters

For purposes of this offering, Preston Gates & Ellis LLP, Seattle, Washington, is giving its opinion on the validity of the shares of common stock that may be issued by Microsoft. As of the date of this prospectus, attorneys in Preston Gates & Ellis LLP who have worked on substantive matters for Microsoft own shares of our common stock. Certain legal matters will be passed upon for J.P. Morgan Securities Inc. by Davis Polk & Wardwell, New York, New York.

Experts

The consolidated financial statements of Microsoft incorporated in this prospectus by reference from Microsoft’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

•	Government Filings. We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room in Washington, D.C. located at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to you free of charge at the SEC’s web site at www.sec.gov. Most of our SEC filings are also available to you free of charge at our web site at www.microsoft.com/msft.

•	Stock Market. The common shares are traded as “National Market Securities” on the Nasdaq National Market. Material filed by Microsoft can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

•	Information Incorporated by Reference. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of shares pursuant to this prospectus has been completed:

•	Microsoft’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003, filed with the SEC on September 5, 2003, which contains audited consolidated financial statements for the fiscal year ended June 30, 2003.

You may request free copies of these filings by writing or telephoning us at the following address:

Investor Relations

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

Toll Free—(800) 285-7772

From outside the United States—(425) 706-4400

email: msft@microsoft.com

You may also review and/or download free copies of these filings at our website at www.microsoft.com/msft. We are not incorporating the contents of our website into this prospectus.

Part II

Information not required in prospectus

Item 14.    Other expenses of issuance and distribution.

The expenses relating to the registration of shares will be borne by the registrant. Such expenses are estimated to be as follows:

Registration fee—Securities and Exchange Commission	$1,429,669
Accountants’ fees	$400,000
Legal fees	$100,000
Printing fees	$100,000
Miscellaneous	$70,331
Total	$2,100,000

Item 15.    Indemnification of directors and officers.

Section 23B.08.510 of the Washington Business Corporation Act (“WBCA”) authorizes Washington corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director. Section 23B.08.560 of the WBCA authorizes a corporation by provision in its articles of incorporation to agree to indemnify a director and obligate itself to advance or reimburse expenses without regard to the provisions of Sections 23B.08.510 through .550; provided however that no such indemnity shall be made for or on account of any (a) acts or omissions of a director that involve intentional misconduct or a knowing violation of law, (b) conduct in violation of Section 23B.08.310 of the WBCA (which section relates to unlawful distributions) or (c) any transaction from which a director personally received a benefit in money, property or services to which the director was not legally entitled. Microsoft’s Amended and Restated Articles of Incorporation and Bylaws require indemnification of Microsoft’s officers and directors and advancement of expenses to the fullest extent not prohibited by applicable law. Microsoft’s Amended and Restated Articles of Incorporation provide for procedures for those seeking indemnification and/or advancement of expenses.

Microsoft also maintains certain captive insurance programs, in which it is the named insured, which may provide certain indirect coverage for directors’ and officers’ claims. In addition, Microsoft has had an indemnification trust in place since 1988, which trust was amended in 1993 (“1993 Trust”) and which secures Microsoft’s indemnification obligations to past and present officers and directors arising from their activities as such. $7.0 million have been deposited in the 1993 Trust. In the year ended June 30, 2003, Microsoft established an additional indemnification trust (“2003 Trust”) to secure Microsoft’s obligations to indemnify and/or advance expenses to directors arising from their activities as such in the event Microsoft does not or is financially unable to provide the indemnification and/or advancement. $13 million have been deposited in the 2003 Trust. Microsoft has also entered into separate indemnification agreements with certain of its directors and executive officers.

Microsoft’s Amended and Restated Articles of Incorporation contain a provision eliminating the personal liability of directors to Microsoft or its shareholders for monetary damages arising out of a breach of fiduciary duty. Under Washington law, this provision eliminates the liability of a director for breach of fiduciary duty but does not eliminate the personal liability of any director for (i) acts or omissions of a director that involve intentional misconduct or a knowing violation of law, (ii) conduct in violation of Section 23B.08.310 of the WBCA or (iii) any transaction from which a director personally received a benefit in money, property or services to which the director was not legally entitled.

The directors and officers of Microsoft are entitled to indemnification by J.P. Morgan Securities Inc. against any cause of action, loss, claim, damage, or liability to the extent it arises out of or is based upon the failure of J.P. Morgan Securities Inc. (or its donees, legatees, or pledgees) to comply with the prospectus delivery requirements under the federal securities laws or any applicable state securities laws or upon any untrue statement or alleged untrue statement made in this registration statement and the prospectus contained herein, as the same shall be amended or supplemented, made in reliance upon or in conformity with written information furnished to Microsoft by J.P. Morgan Securities Inc. specifically for inclusion therein.

Item 16.    List of exhibits.

The Exhibits to this registration statement are listed in the Index to Exhibits which immediately follows the signature pages hereto.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the 1933 Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Microsoft pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(2)    That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That for purposes of determining any liability under the 1933 Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

[Remainder of Page Intentionally Left Blank]

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redmond, State of Washington on October 17, 2003.

MICROSOFT CORPORATION

By:	/s/ John G. Connors
John G. Connors Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 17, 2003.

Signature	Title

* William H. Gates III	Chairman, Chief Software Architect, Director

* Steven A. Ballmer	Chief Executive Officer, Director (Principal Executive Officer)

* James I. Cash, Jr., Ph.D.	Director

* Raymond V. Gilmartin	Director

* Ann McLaughlin Korologos	Director

* David F. Marquardt	Director

* W. G. Reed, Jr.	Director

* Jon A. Shirley	Director

/s/ John G. Connors John G. Connors	Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)

*By:	/s/ John A. Seethoff John A. Seethoff Attorney-In-Fact	Pursuant to Power of Attorney dated September 16, 2003

Index to exhibits

Exhibit No.	Description

1	Registration Agreement between Microsoft Corporation, J.P. Morgan Securities Inc. and JPMorgan Chase Bank dated October 9, 2003 (incorporated herein by reference from Exhibit (d)(1) to Microsoft’s Schedule TO, filed with the SEC on October 15, 2003)

5*	Opinion of Counsel re: legality

23.1	Consent of Deloitte & Touche LLP as Independent Auditors

23.2*	Consent of Preston Gates & Ellis LLP (contained within Exhibit 5)

24*	Power of Attorney

99.1	Engagement Letter between Microsoft Corporation and J.P. Morgan Securities Inc. dated October 9, 2003 (incorporated herein by reference from Exhibit (d)(2) to Microsoft’s Schedule TO, filed with the SEC on October 15, 2003)

99.2	Program Agreement between Microsoft Corporation and JPMorgan Chase Bank dated October 9, 2003 (incorporated herein by reference from Exhibit (d)(3) to Microsoft’s Schedule TO, filed with the SEC on October 15, 2003)

99.3	Form of Call Option Transaction Confirmation to be entered into between Microsoft Corporation and JPMorgan Chase Bank (incorporated herein by reference from Exhibit (d)(4) to Microsoft’s Schedule TO, filed with the SEC on October 15, 2003)

*	Previously filed